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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                    Charles E. Smith Residential Realty L.P.
         ---------------------------------------------------------------
                                (Name of Issuer)

              Class A Common Units of Limited Partnership Interest
              ----------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
        ---------------------------------------------------------------
                                 (CUSIP Number)

 Ernest A. Gerardi, Jr., 2345 Crystal Drive, Arlington, VA 22202, (703) 920-8500
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 2, 2000
        ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following page)
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


CUSIP No. N/A                         13D                     Page 2 of 8 Pages
                               (Amendment No. 2)

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Charles E. Smith Residential Realty, Inc.
     54-1681655
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Maryland, USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    21,040,192
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    21,040,192
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     21,040,192
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     60.52%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________

Item 1. Security and Issuer

         This Amendment No. 2 to Schedule 13D (this "Statement") relating to Class A common units of limited partnership interest ("Units") of Charles E. Smith Residential Realty L.P., a Delaware limited partnership (the "Issuer") is being filed to amend the Schedule 13D, as amended, which was originally filed on January 29, 1999. The principal executive offices of the Issuer are located at 2345 Crystal Drive, Arlington, Virginia 22202.

Item 2. Identity and Background

         This Statement is being filed by Charles E. Smith Residential Realty, Inc. (the "Reporting Person"), a Maryland corporation which is a self-managed equity real estate investment trust ("REIT"). The principal business of the Reporting Person is to serve as the sole general partner of the Issuer. The Reporting Person was organized in 1993 and commenced operations on June 30, 1994, upon completion of its initial public offering ("IPO").

         The Issuer and the Reporting Person are engaged primarily in the acquisition, development, management and operation of multifamily properties in the Washington, D.C., Chicago, Boston, and southeast Florida metropolitan areas. The business address of the Reporting Person is 2345 Crystal Drive, Arlington, Virginia 22202. During the last five years, the Reporting Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Set forth in Appendix I of this Statement and incorporated herein by reference is a list containing the name, business name and address and present principal occupation of all directors and executive officers of the Reporting Person. None of the directors and executive officers of the Reporting Person have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the directors and executive officers of the Reporting Person are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         In connection with the Reporting Person's formation and the IPO, the Issuer was formed to acquire, in exchange for Units and other consideration, direct and indirect interests in various real estate assets and related businesses (the "Acquired Assets") from the Charles E. Smith Companies and certain of its affiliates. The acquisition of the Acquired Assets and the issuance of Units in exchange for such assets were consummated simultaneously with the Reporting Person's IPO. As part of these transactions, the Reporting Person used the proceeds of the sale of its shares of common stock, par value $.01 per share (the "Smith Shares"), in the IPO to purchase an equal number of Units from the Issuer and become the Issuer's general partner. Since the Reporting Person's initial purchase of Units of the Issuer in 1994, the Reporting Person generally has issued Smith Shares in exchange for Units either for redemption purposes or for maintenance of economic parity between the Units and Smith Shares in accordance with the Issuer's First Amended and Restated Agreement of Limited Partnership, as amended (the "Partnership Agreement").

         In order to ensure the economic equivalence of the Units and the Smith Shares, the Partnership Agreement requires that any transaction by the Reporting Person in Smith Shares automatically be matched by a simultaneous corresponding opposite transaction in an equal number of Units. Accordingly, any issuance of Smith Shares (e.g., upon the redemption of outstanding Units or offering of Smith Shares to investors) must be matched by a concurrent acquisition of Units by the Reporting Person. At its option, the Reporting Person, as the general partner of the Issuer, may either redeem Units for an equal number of Smith Shares and thus become the owner of such redeemed Units or it may deliver cash to the redeeming unitholder in an amount equal to the market value of the Units redeemed. Units issued at the time of the IPO became redeemable at the option of the unitholders at any time beginning July 1, 1995. Since July 1, 1995, the Reporting Person generally has opted to issue Smith Shares to redeeming unitholders in exchange for their redeemed Units rather than deliver cash and thus has received Units in most redemption transactions.

         In addition, in order to ensure the economic equivalence of the Units and the Smith Shares, the Reporting Person also has acquired additional Units as a result of the issuance by the Reporting Person of additional Smith Shares through underwritten public offerings, private placements, the conversion of convertible securities and issuances under the Reporting Person's employee benefit plans.

Item 4. Purpose of Transaction

         As described in Item 3 above, the Reporting Person has acquired Units in connection with (i) the Reporting Person's formation and IPO, (ii) the issuance of Smith Shares upon the redemption of Units by unitholders, (iii) public and private offerings of Smith Shares, and (iv) the issuance of Smith Shares upon conversion and pursuant to the Reporting Person's employee benefit plans. The

Reporting Person likely will continue to acquire additional Units upon redemption by unitholders or future issuances of Smith Shares and, thus, anticipates that its ownership percentage of Units will increase over time. The Reporting Person presently intends to issue additional Smith Shares as a result of redemptions and/or issuances of Smith Shares (including conversions of its preferred stock into Smith Shares), which would result in its receipt of a corresponding number of additional Units of the Issuer to satisfy the parity requirements of the Partnership Agreement.

         The Reporting Person has no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present general partner or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, or any other material change in the Issuer's business or corporate structure, changes in the Issuer's Partnership Agreement or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5. Interest in Securities of the Issuer

         (a) The Reporting Person beneficially owns, in the aggregate, 21,040,192 Units of the Issuer, which represents approximately 60.52% of the outstanding Units as of May 2, 2000. Information regarding the number and percentage of Units of the Issuer beneficially owned by the directors and executive officers of the Reporting Person is set forth in Appendix I.

         (b) The Reporting Person has sole voting and dispositive power relating to the 21,040,192 Units and no shared voting or dispositive power with respect to such Units. Information regarding the sole voting and dispositive power relating to Units beneficially owned by the directors and executive officers of the Reporting Person is set forth in Appendix I.

         (c) During the past sixty days, the Reporting Person effected the transactions in Units of the Issuer as set forth in Appendix II. Two of the executive officers of the Reporting Person have effected acquisition transactions in the Units during the past sixty days. The Reporting Person disclaims beneficial ownership of any Units beneficially owned by its directors and executive officers.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions from or the proceeds from the sale of the Units beneficially owned by the Reporting Person. No persons other than the directors or executive officers of the Reporting Person have the right to receive or the power to direct the receipt of distributions from or the proceeds from the sale of the Units beneficially owned by such directors or executive officers.

         (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         In addition to the Partnership Agreement, as amended, the Reporting Person has entered into the 1994 Employee Stock and Unit Option Plan, as amended, with respect to the Units of the Issuer. Other than as set forth above, the Reporting Person has entered into no other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Units of the Issuer.

Item 7. Material to be Filed as Exhibits

            Exhibit
            Number            Description
            ------            -----------

            Exhibit I First Amended and Restated Agreement of Limited Partnership of Charles E. Smith Residential Realty L.P., as amended (Incorporated by reference to Exhibit No. 4.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 1-13174)).

            Exhibit II 1994 Employee Stock and Unit Option Plan of Charles E. Smith Residential Realty, Inc. (Incorporated by reference to Exhibit 10.4 to the Company's registration statement on Form S-11 (File No. 33-75288)).

            Exhibit III First Amended and Restated 1994 Employee Stock and Unit Option Plan of Charles E. Smith Residential Realty, Inc. (Incorporated by reference to Exhibit
                              10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 1-13174)).

            Exhibit IV First Amendment to First Amended and Restated 1994 Employee Stock and Unit Option Plan of Charles E. Smith Residential Realty, Inc. (Incorporated by reference to Exhibit 4.9 to the Company's registration statement on Form S-8 (File No. 333-67421)).

            Exhibit V Second Amendment to First Amended and Restated 1994 Employee Stock and Unit Option Plan of Charles E. Smith Residential Realty, Inc. (Incorporated by reference to Exhibit

                              10.71 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 1-13174)).

           Exhibit VI Third Amendment to First Amended and Restated 1994 Employee Stock and Unit Option Plan of Charles E. Smith Residential Realty, Inc. (Incorporated by reference to Exhibit 10.73 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-13174)).

           Exhibit VII Fourth Amendment to First Amended and Restated 1994 Employee Stock and Unit Option Plan of Charles E. Smith Residential Realty, Inc. (Incorporated by reference to Exhibit 10.75 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-13174)).

                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 11, 2000

                                             CHARLES E. SMITH RESIDENTIAL
                                             REALTY, INC.



                                             By: /s/ Ernest A. Gerardi, Jr.
                                                 --------------------------
                                                     Ernest A. Gerardi, Jr.
                                                     President

                                   APPENDIX I
                    Charles E. Smith Residential Realty, Inc.
--------------------------------------------------------------------------------

                                                                              Number of Units of Issuer
                                                                                 Beneficially Owned
                                                                                 ------------------
   Name of Director or                                                        Sole          Shared
   Executive Officer and                                                     Voting &      Voting &
  Business or Residential      Principal Occupation, Name of               Dispositive   Dispositive
        Address (1)               Business and Address (1)                    Power       Power (2)
        -----------               ------------------------                    -----       ---------
Robert H. Smith (3)           Chairman of the Board of the                   95,771      2,188,791
                                Reporting Person

Robert P. Kogod (3)           Chairman of the Executive Committee of         62,392      2,178,591
                                the Board of the Reporting Person

Ernest A. Gerardi, Jr.        President and Chief Executive Officer of       26,000           0
                                the Reporting Person

Wesley D. Minami              Executive Vice President and Chief             4,500            0
                               Financial Officer of the Reporting
                                Person

John T. Gray                  Executive Vice President - Residential of         0             0
                                the Reporting Person

John W. Guinee                Executive Vice President and                   5,974            0
                                Chief Investment Officer
                                of the Reporting Person

Matthew B. McCormick          Senior Vice President - Residential            1,996            0
                                Marketing of the Reporting Person

Robert D. Zimet               Senior Vice President, General                 3,452            0
                                Counsel and Secretary of the
                                Reporting Person

Alfred G. Neely               President - Development Division of              0              0
                                the Reporting Person

Charles B. Gill (4)           Consultant                                       0              0

R. Michael McCullough (5)     Consultant                                       0              0

Mandell J. Ourisman (6)       Chairman of Ourisman Automotive Group         110,519           0

L. Ronald Scheman (7)         Shareholder, Greenberg Traurig                   0              0


(1) The business address of each person listed is 2345 Crystal Drive, Arlington, Virginia 22202, except as otherwise noted.

(2) Includes, where applicable, Units held by the listed person's spouse and/or by corporations controlled by such person.

(3)  Robert H. Smith shares voting and dispositive power with his spouse Clarice
     R. Smith. Robert P. Kogod shares voting and dispositive power with his spouse Arlene R. Kogod. No other directors or executive officers of the Reporting Person share voting or dispositive power.

(4)  226 Windward Way, Niceville, FL 32578.

(5)  7201 Armat Drive, Bethesda, MD 20817

(6)  Ourisman Chevrolet, 4400 Branch Avenue, Marlow Heights, MD 20748.

(7)  Greenberg Traurig, 800 Connecticut Avenue, N.W., Washington, D.C. 20036

                                   APPENDIX II

         Within the past 60 days, the Reporting Person acquired Units from redeeming Unitholders in exchange for shares of its Common Stock, on a one-for-one basis:


              Date                    Number of Shares
              ----                    ----------------
             3/6/00                           334
             3/8/00                        28,344
             3/9/00                           150
            3/13/00                        10,000
            3/16/00                         2,514
            3/20/00                         1,650
            3/22/00                         1,500
            3/23/00                           250
            3/28/00                        80,739
            3/29/00                        43,091
            3/30/00                         4,334
            3/31/00                         7,000
             4/4/00                         7,958
             4/6/00                         1,334
             4/7/00                           718
            4/11/00                         2,967
            4/12/00                         9,817
            4/13/00                           984
            4/14/00                           667
            4/17/00                           667
            4/24/00                         4,484
            4/28/00                         9,500
             5/2/00                         9,385